Exhibit 99.2

WEBUY GLOBAL LTD AND SUBSIDIARIES

UNAUDITED INTERIM CONSOLIDATED BALANCE SHEETS

(Amounts expressed in US dollars (“$”) except for numbers of shares and par value)

	June 30,	December 31,
	2024	2023
Assets
Current Assets
Cash and cash equivalents	$2,056,233	$5,393,848
Accounts receivable	9,582,547	10,112,638
Inventories	514,635	769,584
Prepaid expenses and other assets	10,990,432	6,032,074
Note receivable	2,575,000	3,075,000
Amount due from related parties	23,711	11,807
Total current assets	25,742,558	25,394,951

Non-current Assets
Leasehold improvements and equipment, net	897,287	896,539
Right of use assets – operating lease	2,323,395	2,690,521
Intangible assets	876,509	1,251,180
Total Assets	$29,839,749	$30,233,191

Liabilities and Shareholders’ Equity
Current Liabilities
Accounts payable	$11,723,095	$11,058,508
Deferred revenue	1,979,904	1,859,990
Other current liabilities	6,232,434	6,110,738
Amount due to a related party	25,244	25,929
Loans payable	407,115	512,435
Convertible notes payable	1,187,143	1,901,600
Operating lease liability	664,444	708,953
Total Current Liabilities	22,219,379	22,178,153

Non-current Liabilities
Loans payable	178,201	204,758
Operating lease liability	1,874,617	2,194,553
Total Liabilities	$24,272,197	$24,577,464

Commitments and contingencies	-	-

Shareholders’ Equity
Ordinary stock (260,000,000,000 shares authorized, $0.000000385 par value, 61,571,956 shares and 52,381,600 shares issued and outstanding as of June 30, 2024 and December 31, 2023, respectively)	$24	$20
Additional paid-in capital	31,992,466	29,287,795
Accumulated deficit	(26,398,567)	(23,484,274)
Accumulated other comprehensive Income (loss)	46,468	(93,154)
Total Shareholders’ Equity to shareholders of Webuy Global Ltd	5,640,391	5,710,387
Deficit attributable to non-controlling interests	(72,839)	(54,660)
Total Shareholders’ Equity	5,567,552	5,655,727
Total Liabilities and Shareholders’ Equity	$29,839,749	$30,233,191

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

WEBUY GLOBAL LTD AND SUBSIDIARIES

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Amounts expressed in US dollars (“$”) except for numbers of shares)

	Six Months Ended
	June 30,
	2024	2023

Revenues	$28,154,803	$24,400,212
Cost of revenues	(25,579,175)	(23,670,573)
Gross profit	2,575,628	729,639

Operating expenses
Selling and distribution expenses	(1,628,765)	(1,320,943)
General administrative expenses	(3,964,173)	(3,063,978)
Total operating expenses	(5,592,938)	(4,384,921)

Loss from operations	(3,017,310)	(3,655,282)

Other (expense) income
Other income	156,325	69,243
Finance costs	(79,543)	(87,945)
Total other income (expense), net	76,782	(18,702)

Loss before income taxes	(2,940,528)	(3,673,984)
Income taxes	-	-
Net loss	(2,940,528)	(3,673,984)
Less: Net loss attributable to non-controlling interests	26,235	64,633
Net loss attributable to shareholders of Webuy Global Ltd	$(2,914,293)	$(3,609,351)

Net loss	(2,940,528)	(3,673,984)
Foreign currency translation	147,678	4,349
Comprehensive loss	(2,792,850)	(3,669,635)
Less: Comprehensive income attributable to non-controlling interests	18,179	64,221
Comprehensive loss attributable to shareholders of Webuy Global Ltd	$(2,774,671)	$(3,605,414)

Basic and diluted loss per ordinary share	$(0.05)	$(0.08)

Basic and diluted weighted average number of ordinary shares outstanding	58,705,435	48,011,600

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

WEBUY GLOBAL LTD AND SUBSIDIARIES

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

(Amounts expressed in US dollars (“$”) except for numbers of shares)

	Ordinary Shares				Accumulated
	Number of Shares	Amount ($0.000000385 par)	Additional Paid-in Capital	Accumulated Deficit	Other Comprehensive (loss) Income	Deficit to Ordinary Shareholders	Non- controlling Interests	Total Deficit

Balance as at December 31, 2022	48,011,600	$18	$15,678,812	$(18,337,830)	$(75,641)	$(2,734,641)	$(41,108)	$(2,775,749)
Net loss	-	-	-	(3,609,351)	-	(3,609,351)	(64,633)	(3,673,984)
Foreign currency translation	-	-	-	-	3,937	3,937	412	4,349

Balance as at June 30, 2023	48,011,600	$18	$15,678,812	$(21,947,181)	$(71,704)	$(6,340,055)	$(105,329)	$(6,445,384)

Balance as at December 31, 2023	52,381,600	$20	$29,287,795	$(23,484,274)	$(93,154)	$5,710,387	$(54,660)	$5,655,727
Issuance of shares through private placements	8,205,862	3	2,304,672	-	-	2,304,675	-	2,304,675
Issuance of shares for convertible notes conversion	984,494	1	399,999	-	-	400,000	-	400,000
Net loss	-	-	-	(2,914,293)	-	(2,914,293)	(26,235)	(2,940,528)
Foreign currency translation	-	-	-	-	139,622	139,622	8,056	147,678

Balance as at June 30, 2024	61,571,956	$24	$31,992,466	$(26,398,567)	$46,468	$5,640,391	$(72,839)	$5,567,552

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

WEBUY GLOBAL LTD AND SUBSIDIARIES

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts expressed in US dollars (“$”))

	Six Months Ended June 30,
	2024	2023
Cash Flows From Operating Activities:
Net loss	$(2,940,528)	$(3,673,984)
Adjustments to reconcile net loss to net cash used in operating activities:
Amortization of intangible assets	343,753	226,406
Depreciation of leasehold improvements and equipment	130,629	83,662
Leasehold improvements and equipment written off	-	25,823
Lease expense	451,749	221,369
Changes in operating assets and liabilities:
Inventories	221,802	786,737
Accounts receivable	(58,964)	(728,790)
Prepaid expenses and other assets	(5,307,434)	(1,787,069)
Operating lease liability	(315,526)	(107,139)
Accounts payable	1,255,606	2,324,683
Deferred revenue	367,544	-
Other current liabilities	301,181	1,719,932
Amount due from/to related parties	(417)	23,698
Net Cash used in Operating Activities	(5,550,605)	(884,672)

Cash Flows From Investing Activities:
Purchase of leasehold improvements and equipment	(159,908)	(564,333)
Receipt from the collection of a promissory note	3,000,000	-
Purchase of a promissory note	(2,500,000)	-
Net Cash provided by (used in) Investing Activities	340,092	(564,333)

Cash Flows From Financing Activities:
Proceeds from private placements	2,304,675	-
Proceeds from issuance of convertible notes	-	1,289,200
Repayment of convertible notes	(364,620)	-
Repayment of loan payables	(241,606)	(457,594)
Net Cash provided by Financing Activities	1,698,449	831,606

Effect of Exchange Rate Changes on Cash	174,449	(9,673)

Net changes in cash	(3,337,615)	(627,072)
Cash at beginning of the period	5,393,848	1,554,464
Cash at end of the period	$2,056,233	$927,392

Supplemental Disclosure of Cash Flow Information:
Cash paid for interest	$129,881	$126,590
Cash paid for taxes	$-	$-

Supplemental Disclosure of Non-Cash Financing Information:
Settlement of convertible notes payable through the issuance of shares	$400,000	$-

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

WEBUY GLOBAL LTD AND SUBSIDIARIES

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2024 AND 2023

(Amounts expressed in US dollars (“$”) except for numbers of shares)

Note 1. Organization, Description of Business and Going Concern

Webuy Global Ltd (“Webuy”) was incorporated on August 29, 2022 in the Cayman Islands as a company limited by shares.

Webuy Global Ltd and subsidiaries (the “Company”) is an emerging Southeast Asian (“SEA”) community-oriented e-Commerce retailor (“Community E-Commerce Retailor”) with a focus on grocery and travel. Community e-commerce is a deepened extension form of e-commerce, where social media users with mutual interest and like-minded behavior are connected, forming a community group within a network through online medium. The Company’s mission is to make social shopping a new lifestyle for consumers and to empower consumers’ purchases with an efficient cost-saving purchasing model.

Share Swap Agreement

On August 29, 2022, the Company closed a share swap agreement (the “Share Swap”) between New Retail International Pte Ltd. (“New Retail”), which is a private company with limited liability under Singapore law and its shareholders. Under the Share Swap, the Company acquired 100% of the issued shares of New Retail (being 16,644 shares comprising (a) 8,202 ordinary shares denominated in SGD, (b) 3,440 preference shares denominated in SGD, and (c) 5,002 preference shares denominated in USD in exchange for the allotment and issuance of 16,644 ordinary shares of Webuy. Following the Share Swap, New Retail became a wholly owned subsidiary of the Company and the former shareholders, holders of warrants, convertible notes, and simple agreements for future equity of New Retail held 100% of the equity interests of the Company prior to the Company’s planned initial public offering. As a result of the share forward split, the effective number of ordinary shares of Webuy became 43,274,400.

Reorganization

The Share Swap between Webuy and New Retail is considered as a merger of entities under common control. Under the guidance in ASC 805, for transactions between entities under common control, the assets, liabilities and results of operations, are recognized at their carrying amounts on the date of the Share Swap, which required retrospective combination of Webuy and New Retail for all periods presented.

Corporate Structure

Details of the Company and subsidiaries as of June 30, 2024 are set out below:

Name	Incorporation Date	Percentage of effective ownership	Place of Incorporation	Fiscal Year	Principal Activities
Webuy Global Ltd	August 29, 2022	-	Cayman Islands	December 31	Investment holding
New Retail International Pte Ltd	November 23, 2018	100%	Singapore	December 31	Community-oriented e-commerce platform
PT Webuy Social Indonesia	May 5, 2020	95%	Indonesia	December 31	Community-oriented e-commerce platform
The Shopaholic Bear Pte Ltd	April 6, 2021	100%	Singapore	December 31	Community-oriented e-commerce platform
Bear Bear Pte Ltd	November 2, 2021	100%	Singapore	December 31	Retail business
Webuy Travel Pte. Ltd.	November 15, 2022	100%	Singapore	December 31	Sale of packaged-tour
PT Buah Kita Retail	October 23, 2023	100%	Indonesia	December 31	Retail business
PT Webuy Travel Indonesia	October 23, 2023	70%	Indonesia	December 31	Sale of packaged-tour
Webuy Advisory Pte Ltd	February 2, 2024	100%	Singapore	December 31	Management consultancy services

Going concern

As of June 30, 2024, the Company’s operating losses raise substantial doubt about the Company’s ability to continue as a going concern. In assessing the going concern, management and the Board has considered the following:

●	Management expects to see improved cash flows including liquidity and borrowings from future fund-raising activities. The Company’s principal uses of cash have been, and management expects will continue to be, for working capital to support a reasonable increase in our scale of operations as well as for business expansion investments.

No assurance can be provided that these additional financings will be available on acceptable terms or at all. If management is unable to execute this plan, there would likely be a material adverse effect on the Company’s business. These consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will be able to continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

Note 2. Summary of Signification Accounting Policies

The accounting policies applied for the six months ended June 30, 2024 and 2023 are consistent with those of the audited consolidated financial statements for the years ended December 31, 2023, 2022 and 2021, as described in those audited consolidated financial statements, except for the adoption of any new and amended accounting principles generally accepted in the United States of America (“US GAAP”) effective after the year ending December 31, 2023 which are relevant to the preparation of the June 30, 2024 unaudited interim consolidated financial statements.

Basis of presentation and consolidation

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with Article 10 of Regulation S-X. These statements should be read in conjunction with the audited consolidated financial statements for the years ended December 31, 2023, 2022 and 2021, which have been prepared in accordance US GAAP. The unaudited interim consolidated financial statements have been prepared on a historical cost basis. In the opinion of management, all adjustments necessary for a fair presentation have been included in the accompanying unaudited interim consolidated financial statements. The results of operations for the six months ended June 30, 2024 are not necessarily indicative of the results that may be expected for the full year ended December 31, 2024.

The unaudited interim consolidated financial statements include the financial statements of the Company and all its majority-owned subsidiaries from the dates they were incorporated. All intercompany balances and transactions have been eliminated in consolidation.

All amounts are presented in United States dollars (“USD”) and have been rounded to the nearest USD.

Use of estimates

The preparation of the unaudited interim consolidated financial statements in conformity with US GAAP requires management of the Company to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates and judgments.

In preparing the unaudited interim condensed consolidated financial statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements for the year ended December 31, 2023, 2022 and 2021.

Cash and cash equivalents

Cash is carried at cost and represents cash on hand and bank deposits. Cash equivalents consist of funds received from customers, which funds were held at the third-party platform’s fund account, and which are unrestricted and immediately available for withdrawal and use.

Foreign currencies translation and transactions

The reporting currency of the Company is United States Dollar (“USD”) and the accompanying unaudited interim consolidated financial statements have been expressed in “$”. In addition, the Company’s subsidiaries are operating in Singapore and Indonesia and maintains its books and records in its local currency, Singapore Dollar (“SGD”) and Indonesia Rupiah (“IDR”), respectively, which are the functional currency as being the primary currency of the economic environment in which their operations are conducted.

Accounts receivable

Accounts receivable are recorded in accordance with ASC 310, “Receivables.” Accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in its existing accounts receivable and other receivables. For the six months ended June 30, 2024 and 2023, the Company did not record any allowances for doubtful accounts against its accounts receivable and other receivables nor did it charge off any such amounts, respectively.

Leases

A lease for which substantially all the benefits and risks incidental to ownership remain with the lessor is classified by the lessee as an operating lease. The Company records the lease expenses on a straight-line basis over the lease term.

Leases with an initial term of 12 months or less are not recorded on the balance sheet. The Company accounts for the lease and non-lease components of its leases as a single lease component. Lease expense is recognized on a straight-line basis over the lease term.

Accounts payables and other current liabilities

Accounts payable and other current liabilities are liabilities for goods and services provided to the Company prior to the end of the financial year which are unpaid. They are recognized initially at their fair value and subsequently measured at amortized cost using the effective interest method. They are classified as current liabilities if payment is due within one year or less. If not, they are presented as non-current liabilities.

Convertible notes payable

The Company accounted for these Notes as a single liability-classified instrument measured at amortized cost due to the adoption of ASU 2020-06. ASC Subtopic 470-20 “Debt—Debt with Conversion and Other Options” and ASC subtopic 815-40 “Hedging—Contracts in Entity’s Own Equity”. The Company has presented these Notes in current liabilities in the accompanying balance sheets.

Revenue recognition

The Company adopts Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers (ASC Topic 606) for all periods presented. The core principle underlying the revenue recognition of this ASU allows the Company to recognize revenue that represents the transfer of goods and services to customers in an amount that reflects the consideration to which the Company expects to be entitled in such exchange. This will require the Company to identify contractual performance obligations and determine whether revenue should be recognized at a point in time or over time, based on when control of goods and services transfers to a customer.

To achieve that core principle, the Company applies five-step model to recognize revenue from customer contracts. The five-step model requires the Company to (i) identify the contract with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) the performance obligation is satisfied.

Product revenues

- Performance obligations satisfied at a point in time

The Company primarily sells goods through group orders directly through the Company’s mobile application. The Company accounts for the revenues generated from sales on a gross basis as the Company is acting as a principal in these transactions and is responsible for fulfilling the promise to provide the specified goods, which the Company has control of the goods and has the ability to direct the use of goods to obtain substantially all the benefits. Revenues are measured based on the amount of consideration that the Company expects to receive reduced by sales return and discount. In making this determination, the Company also assesses whether the Company is primarily obligated, subject to inventory risk, has latitude in establishing prices, or has met several but not all of these indicators in accordance with ASC 606-10-55-36 through 40. The Company recognizes the sales of goods when the control of the specified goods is transferred to customers which is upon delivery of goods to customers. Revenues also exclude any amounts collected on behalf of the third parties, including sales taxes and indirect taxes.

The Company sells goods to customers and the revenues are earned from the cash payment made by customers or customers settle their balances with “Assets”. The Company grants “Assets” upon (i) Cash collected from customers via Webuy mobile APP to top up their e-wallet balance; (ii) Refund to customers’ e-wallet due to order cancellation or products returned from customers; (iii) Commissions payable to Group Leaders for the provision of services to the Company. These “Assets” entitle the holders to offset future purchases. As such, “Assets” are initially recognized and recorded as “Advances from customers” upon the grant and when customers have yet placed the purchase orders to create an underlying sales agreement with the Company. The Company uses the term “Assets” to represent the payment procedures and balances of customers’ user accounts on the Company’s Webuy mobile APP platform.

Until “Assets” are used at the time when customers have placed the purchase orders, “Assets” of customers’ user accounts in the Company’s Webuy mobile APP will be reduced; as for the Company’s book-keeping, the Company reclassifies the “Advance from customers” balance to “Deferred revenue”. “Deferred revenue” is a contract liability that the Company is obligated to transfer goods to customers for which the Company has received consideration (or the amount is due) from customers in the form of cash or “Assets”. The balance of “Deferred revenue” represents unfulfilled performance obligations in the sales agreement, i.e. products that have not yet been delivered. Once the related products have been delivered, the amount in “Deferred revenue” account is shifted to a revenue account.

The revenue deferred from the year ended December 31, 2023, and 2022 which was recognized as income during the six months ended June 30, 2024 and 2023 was $1,829,730 and $990,981, respectively.

Packaged-tour revenue

- Performance obligations satisfied at a point in time

Within each contract, the Company identify whether it is principal or agent at the performance obligation level. In arrangements where the Company has substantive control over the service before transferring it to the customer and is primarily responsible for integrating the services into the final deliverables, the Company acts as principal. The Company’s revenue on the sale of packaged-tour is reported as a gross basis, that is, the amounts billed to the customer are recorded as revenues, and amounts paid to travel supplier (such as airlines, hotels, travel buses, etc.) are recorded as cost of revenues. The Company is principal in accordance with ASC paragraphs 606-10-55-36 through 55-40 because the Company controls the packaged-tour including the underlying travel services before the services are transferred to the customer. The control is evidenced by the Company being primarily responsible to its customer and is having a level of discretion in establishing pricing.

The Company operates as a single operating segment including product revenue from the sale of goods, which represent 79% of the Company’s revenues, and sale of packaged tour, which represent 21% of the Company’s revenues. Due to the integrated structure of the Company’s business, the sale of goods revenue and sale of packaged tour revenue are combined with each other. The Company’s chief operating decision maker, its Chief Executive Officer, reviews financial information on an aggregate basis for the purposes of allocating resources and evaluating financial performance. The Company’s primary operations are in Singapore and Indonesia, and it has derived substantially all of its revenue from sales to customers in these jurisdictions.

In accordance with ASC 280-10-50-40, the Company’s disaggregation information of revenues by each product and service or each group of similar product and service type which were recognized based on the nature of performance obligation disclosed above was as follows:

	For the six months ended June 30,
Product/Service Type	2024	Percentage of Total revenue	2023	Percentage of Total revenue
Food and beverage	$14,341,959	50.93%	$11,761,196	48.20%
Fresh produce	7,739,563	27.49%	7,053,085	28.91%
Lifestyle and other personal care items	24,881	0.09%	219,784	0.90%
Packaged-tour	6,040,684	21.46%	5,366,147	21.99%
Insurance referral	7,716	0.03%	-	-%
Total	$28,154,803	100.00%	$24,400,212	100.00%

Revenues classified by the geographic areas in which the customers were located was as follows:

	For the six months ended June 30,
Country	2024	Percentage of Total revenue	2023	Percentage of Total revenue
Singapore	$10,528,665	37%	$10,743,266	44%
Indonesia	17,626,138	63%	13,656,946	56%
Total	$28,154,803	100%	$24,400,212	100%

During the six months ended June 30, 2024 and 2023, all revenues were generated from third parties.

Cost of revenue

Costs are recognized when incurred. Cost of revenue consists of direct labor, materials, freight charges and other direct costs.

Recent Accounting Pronouncements

All new standards and amendments that are effective for annual reporting period commencing January 1, 2024 have been applied by the Company for the six months ended June 30, 2024. The adoption did not have material impact on the unaudited interim consolidated financial statements of the Company. A number of new standards and amendments to standards have not come into effect for the year beginning January 1, 2024, and they have not been early adopted by the Company in preparing these unaudited interim consolidated financial statements. None of these new standards and amendments to standards is expected to have a significant effect on the unaudited interim consolidated financial statements of the Company.

Note 3. Prepaid expenses and other assets

At June 30, 2024 and December 31, 2023, prepayment and other current assets consisted of the following:

	June 30,	December 31,
	2024	2023

Prepayment	$3,601,197	$1,247,942
Advance to suppliers	4,527,778	2,349,615
Deposits	1,033,297	1,107,788
Other receivables	1,828,160	1,326,729
	$10,990,432	$6,032,074

The prepayment includes payments of IT services, advertisement expenses, insurance premiums, rental expenses, travel package costs, consultancy fees and professional fees. The deposits are mainly related to refundable deposits paid for business acquisitions, equipment, office and warehouse security deposit. During the year ended December 31, 2023, the Company paid $500,000 earnest deposit to an acquisition target in order to allow the Company to carry out due diligence on the target. During the year ended June 30, 2024, the Company paid another $500,000 earnest deposit to another acquisition target for the same purpose. The other receivables are mainly related to advances to employees and non-trade receivables due from third parties.

Note 4. Note receivable

On November 9, 2023, a third party issued an unsecured promissory note to the Company, pursuant to which the Company lent a principal amount of $3,000,000. The note bears interest at the rate of 3% per month and shall be paid one month after the disbursement of funds by the Company. This note receivable balance had been fully collected in January 2024.

On January 5, 2024, the same third party issued another unsecured promissory note to the Company, pursuant to which the Company lent a principal amount of $2,500,000. The note bears interest at the rate of 3% per month and shall be paid eleven months after the disbursement of funds by the Company. For the six months ended June 30, 2024, the interest income recorded for this note receivable was $75,000. As of June 30, 2024, the outstanding receivable balance of this note was $2,575,000.

Note 5. Leasehold improvements and Equipment

At June 30, 2024 and December 31, 2023, leasehold improvements and equipment consisted of the following:

	June 30,	December 31,
	2024	2023
Motor Vehicles	$509,705	$465,111
Office equipment	74,500	26,462
Furniture and fittings	66,016	17,826
Computer	-	43,949
Warehouse equipment	109,192	111,397
Machinery equipment	48,904	2,699
Leasehold improvements	636,553	671,539
	1,444,870	1,338,983
Accumulated depreciation	(547,583)	(442,444)
Leasehold improvements and equipment, net of accumulated depreciation	$897,287	$896,539

Depreciation expense of leasehold improvements and equipment for the six months ended June 30, 2024 and 2023 were $130,629 and $83,662, respectively.

During the six months ended June 30, 2024 and 2023, the Company purchased assets of $159,908 and $564,333, respectively; and disposed assets of $33,217 and $nil, respectively.

The motor vehicles with a net carrying amount of $249,905 and $281,875 are held under finance lease arrangements as of June 30, 2024 and December 31, 2023, respectively.

Note 6. Right of use assets and operating lease liability

Operating lease

The Company has entered into commercial operating leases for the use of offices and warehouses as lessee. These leases have varying terms, escalation clauses and renewal rights. On February 28, 2023, the Company entered into a new lease agreement for a lease term of five years for a four-story office and warehouse facility in Singapore. The Company is committed to pay a total rental fee of approximately $3.9 million for the full lease term.

Information pertaining to lease amounts recognized in the unaudited interim consolidated financial statements is summarized as follows:

	June 30,	December 31,
	2024	2023
Leasehold buildings	$3,636,498	$3,648,367
Accumulated amortization	(1,313,103)	(957,846)
ROU assets, net of accumulated amortization	$2,323,395	$2,690,521

	June 30,	June 30,
	2024	2023
Lease costs:
Operating lease costs	$451,749	$221,369
Short-term lease costs	361,025	235,458
Total lease costs	$812,774	$456,827
Supplemental cash flow information:
Operating cash flows from operating leases	$315,526	$295,416
Right-of-use obtained in exchange for new operating lease liabilities	-	3,045,610
Weighted-average remaining lease term (years):
Operating leases	1.96	5.04

As of June 30, 2024 and December 31, 2023, the weighted-average discount rate for operating leases was 6.0% and 6.0%, respectively.

Operating leases
Periods Ended June 30,
2025	$797,973
2026	813,774
2027	829,971
2028	628,700
Total operating lease payment	3,070,418
Less: Imputed interest	(531,357)
Present value of operating lease liabilities	2,539,061

Operating lease liabilities – current	$(664,444)
Operating lease liabilities – non-current	$1,874,617

Note 7. Intangible assets

At June 30, 2024 and December 31, 2023, intangible assets consisted of the following:

	June 30,	December 31,
	2024	2023
Software	$71,553	$73,494
Application development	2,141,645	2,199,748
	2,213,198	2,273,242
Accumulated amortization	(1,336,689)	(1,022,062)
Intangible assets, net of accumulated amortization	$876,509	$1,251,180

Based on the carrying value of definite-lived intangible assets as of June 30, 2024, the Company estimates its amortization expense for following years will be as follows:

Amortization expense
Periods Ended June 30,
2025	$713,884
2026	162,625
Total amortization expense	$876,509

Amortization expense of intangible assets for the six months ended June 30, 2024 and 2023 were $343,753 and $226,406, respectively.

Note 8. Other current liabilities

At June 30, 2024 and December 31, 2023, other current liabilities consisted of the following:

	June 30,	December 31,
	2024	2023
Accrued expenses (a)	$1,166,279	$674,949
Advance from customers (b)	3,128,563	3,434,075
Other payables (c)	1,937,592	2,001,714
	$6,232,434	$6,110,738

(a)	Accrued expenses mainly relate to staff-related expenses.

(b)	Advance payments from customers primarily refer to the prepayment made by customers for goods before their delivery. This arrangement involves customers paying upfront, ensuring a commitment to the purchase prior to receiving the products.

(c)	Other payables mainly include outstanding amounts owed to various non-trade vendors and value added tax (“VAT”) payables.

Note 9. Loans payable

At June 30, 2024 and December 31, 2023, loans payable consisted of the following:

	June 30,	December 31,
	2024	2023
Hire purchases - Motor Vehicle	$221,048	$248,768
Term loan I	-	154,195
Term loan II	-	147,697
Short-term loan I	162,135	166,533
Short-term loan II	202,133	-
	585,316	717,193
Less current portion	(407,115)	(512,435)
Long-term loans payable	$178,201	$204,758

On August 27, 2020, the Company acquired a motor vehicle pursuant to a hire purchase financing arrangement.

On September 23, 2021, the Company entered into an unsecured term loan agreement (“Term loan I”) with a third party and obtained a loan facility in the amount of $1.0 million with a maturity date 30 months from September 24, 2021. The loan bears an interest rate of 6% per annum on the initial facility amount. During the six months ended June 30, 2024, the Company had fully repaid this loan.

On January 6, 2022, the Company entered into an unsecured term loan agreement (“Term loan II”) with a third party and obtained a loan facility in the amount of $1.5 million with a maturity date 24 months from February 19, 2022. The loan bears an interest rate of 6% per annum on the initial facility amount. During the six months ended June 30, 2024, the Company had fully repaid this loan.

On December 12, 2022, the Company entered into a loan agreement (“Short-term loan I”) with a third party whereby the Company borrowed $0.2 million with the sole purpose to make payment to the Company’s suppliers in the People’s Republic of China (“PRC”). The loan is unsecured and bears an 0% interest rate. The loan is due in three months from the payment made by the lender on behalf to the Company’s supplier date. On March 13, 2023, the loan was extended to May 30, 2023 with the same terms and conditions. On October 2, 2023, the loan was extended to December 31, 2023 with the same terms and conditions. On March 8, 2024, the loan was further extended to December 31, 2024 with the same terms and conditions.

On May 27, 2024 and June 18, 2024, the Company entered into a loan agreement (“Short-term loan II”) with two third parties, each amounting to US$100,000. These loans have been fully repaid on July 29,2024.

For the six months ended June 30, 2024 and 2023, the Company recorded aggregate $29,380 and $87,945 interest expense on these loans, respectively.

Note 10. Related Party Transactions

Amount due from related parties

As of June 30, 2024 and December 31, 2023, the Company recorded amount due from GBuy Global Pte Ltd, a shareholder of the Company of $12,977 and $6,638, respectively, which represents expenses paid on behalf for a related party. The amounts are unsecured, non-interest bearing and due on demand.

As of June 30, 2024 and December 31, 2023, the Company recorded amount due from Webuy Talent Ltd (“Webuy Talent”) of $10,734 and $5,169, respectively. Mr. Bin Xue, Chief Executive Officer and Chairman of the Board of Director of the Company is also the director of Webuy Talent. The balance represents expenses paid on behalf for a related party. The amounts are unsecured, non-interest bearing and due on demand.

Amount due to a related party

The transactions amount due to a related party are as of the following:

	June 30, 2024	December 31, 2023
Beginning of the years January 1	$25,929	$25,336
Exchange difference	(685)	593
Periods ended June 30	$25,244	$25,929

As of June 30, 2024 and December 31, 2023, the Company recorded amount due to Mr. Bin Xue, Chief Executive Officer and Chairman of the Board of Director of the Company of $25,244 and $25,929. Except for the exchange differences arising from the translation of SGD balances into U.S. dollar at different period-end and year-end exchange rates, there was no movement on the balance during the six months ended June 30, 2024 and 2023. The balance represents business advances from a related party. The amounts are unsecured, non-interest bearing and due on demand.

Note 11. Convertible Notes Payables

As of December 31, 2023, the carrying value of convertible notes payable was the aggregate principal amount of the Notes of $1,901,600. Pursuant to the terms in the Note agreements, these Note will mature in 12 months to 18 months from the funding date and bear interest at a rate of 10% per annum, to be accrued and payable at the maturity date. The Company is obligated to redeem the loan in cash on the principal amount together with all interest accrued in full on the maturity date in the absence of a public listing or conversion to shares. On October 19, 2023, the Convertible Loan Note bearers signed the lock-up agreements to agree that their Notes will be converted after 180 days from the date of closing of the Initial Public Offering (the “Lock-Up Period”). The anticipated conversion date is April 17, 2024. On November 27, 2023, these Note bearers signed another agreement with the Company to provide a waiver of the right of conversion of the Note into conversion shares. The clause relating to their right of conversion is replaced with a full cash settlement of their Notes bearing interest at the rate of 10% per annum. The settlement shall be made (a) on the date falling six (6) months from October 19, 2023 (“Settlement Date”), and (b) in such manner to be agreed in writing between the Lender and the Borrower on or prior to the Settlement Date.

During the six months ended June 30, 2024, two of the Note bearers elected to convert their Note balances in an aggregate amount of $400,000 into the Company’s Class A ordinary shares at the conversion price of $0.4063. In connection with this share conversion, on May 6, 2024, the Company issued 492,247 and 492,247 Class A ordinary shares to each of the two Note bearers, respectively. In addition, the Company paid $364,620 to other investors to partially settle their Notes. As of June 30, 2024, the carrying value of convertible notes payable was the aggregate principal amount of the Notes of $1,136,980 and accrued interest of $50,163. The Company is in negotiation with the Note bearers to settle the remaining Note balance.

For the six months ended June 30, 2024 and 2023, interest expenses of $50,163 and $nil were recorded as finance costs, respectively.

Note 12. Equity

Authorized Shares

As of June 30, 2024, the Company has 260,000,000,000 authorized ordinary shares, par value $$0.000000385 per share.

Ordinary Shares

On April 30, 2024, the Company registered a self-underwritten public offering (“Offering”) of up to 10,000,000 Class A ordinary shares. On May 2, 2024, the Company closed its first tranche of this Offering that the Company agreed to sell 6,930,000 Class A ordinary shares at $0.29 per share. The Company raised a total of $2,009,700 through this closing, before deducting Offering-related expenses. On May 15, 2024 the Company closed its second tranche of this Offering that the Company agreed to sell 1,275,862 Class A ordinary shares at $0.29 per share. The Company raised a total of $370,000 through this closing, before deducting Offering-related expenses.

On May 6, 2024, the Company issued 984,494 Class A ordinary shares upon the conversion of convertible notes (Note 11).

As of June 30, 2024, the Company has 61,571,956 ordinary shares issued and outstanding.

Note 13. Income tax

Income tax expense comprises current and deferred taxes. Current taxes and deferred taxes are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive loss.

Cayman Islands

The Company is incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, the Company is not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholdings tax in the Cayman Islands.

Singapore

Subsidiaries incorporated in Singapore are subject to the Singapore Corporate Tax rate of 17% for the six months ended June 30, 2024 and 2023.

Indonesia

Domestic statutory corporate income tax rate in Indonesia is 22% for the six months ended June 30, 2024 and 2023.

A reconciliation of the expected income tax benefits to the actual income tax provision is as follows:

	June 30,	June 30,
	2024	2023
Net loss before income taxes	$(2,940,528)	$(3,673,984)

Income tax benefits attributable to net income at Singapore statutory rate of 17%*	(499,890)	(624,577)
Effect of different tax rates in other jurisdictions	(44,563)	(54,696)
Non-deductible expenses	166,923	89,088
Singapore tax exemption or non-taxable income	-	(7,981)
Unrecognized deferred tax asset	377,530	598,166
Total tax provision	$-	$-

*	The Company has reconciled to the Singapore corporate income tax rate of 17% to reflect the location of the Company’s operating activities and rather than reconciling to Cayman Islands statutory tax rate of 0%.

The components of the deferred tax assets are as follows:

	June 30,	December 31,
	2024	2023
Tax loss carry forwards	$11,236,110	$10,358,050
Deferred tax assets	2,138,399	1,760,869
Valuation allowance	(2,138,399)	(1,760,869)
Total deferred tax assets, net	$-	$-

According to Singapore Income Tax Act, due to change of ownership in New Retail, the tax losses carry forwards of $8,596,330 and $8,596,330 as of June 30, 2024 and December 31, 2023, respectively, cannot be used to offset future profit subject to the agreement of the tax authorities and compliance within certain provisions of the Income Tax Act

Note 14. Concentrations and Risks

Concentrations

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of accounts receivable. The Company conducts credit evaluations of its customers, and generally does not require collateral or other security from them. The Company evaluates its collection experience and long outstanding balances to determine the need for an allowance for doubtful accounts. The Company conducts periodic reviews of the financial condition and payment practices of its customers to minimize collection risk on accounts receivable.

There was no single customer who represent 10% or more of the Company’s total revenue for six months ended June 30, 2024 and 2023.

There was no single supplier who represent 10% or more of the Company’s total purchases for six months ended June 30, 2024 and 2023.

Details of the supplier which accounted for 10% or more of accounts payable are as follows:

	June 30, 2024	% accounts payable	December 31, 2023	% accounts payable
Company A	$2,077,160	17.7%	$2,170,312	19.6%
Company B	$1,578,482	13.5%	1,222,103	11.1%
	$3,655,642	31.2%	3,392,415	30.7%

Details of the customers which accounted for 10% or more of accounts receivable are as follows:

	June 30, 2024	% accounts receivable	December 31, 2023	% accounts receivable
Company A	$908,334	9.5%	$1,337,859	13.2%
	$908,334	9.5%	$1,337,859	13.2%

Credit Risk

Credit risk is the potential financial loss to the Company resulting from the failure of a customer or a counterparty to settle its financial and contractual obligations to the Company, as and when they fall due. As the Company does not hold any collateral, the maximum exposure to credit risk is the carrying amounts of trade and other receivables (exclude prepayments) and cash and bank deposits presented on the consolidated balance sheets. The Company has no other financial assets which carry significant exposure to credit risk.

Foreign Currency Risk

The Company operates in multiple markets, which exposes it to the effects of fluctuations in currency exchange rates as it reports its financials and key operational metrics in USD. The Company earns revenue denominated in local currencies of Southeast Asia. The Company generally incur expenses for employee compensation and other operating expenses in the local currencies in the markets in which it operates. Fluctuations in the exchange rates among the various currencies that the Company uses could cause fluctuations in its operational and financial results.

Note 15. Commitments and Contingencies

In the normal course of business, we are subject to loss contingencies, such as legal proceedings and claims arising out of our business, that cover a wide range of matters, including, among others, government investigations and tax matters. In accordance with ASC No. 450-20, “Loss Contingencies”, we will record accruals for such loss contingencies when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. In the opinion of management of the Company, there were no pending or threatened claims and litigation as of June 30, 2024 and through the date of the release of these condensed consolidated financial statements.

Note 16. Subsequent Events

The Company evaluated all events or transactions that occurred subsequent to June 30, 2024, through the date of release of these unaudited interim consolidated financial statements, and has determined that there are no subsequent events that require disclosure or recognition in the financial statements except for the below:

On July 26, 2024, the Company entered into a securities purchase agreement with an investor to issue a Senior Convertible Note in the aggregate principal amount of up to $2.40 million with a maturity date of 24 months after the issuance (the “Note”). In addition, the Company paid to the Investor a $70,000 commitment fee at the closing. The Investor may convert the Note in its sole discretion to the Company’s Class A ordinary shares at $0.213, or 150% of the VWAP of the Class A ordinary shares on the trading day preceding the Note issuance, provided that the conversion price may not be less than $0.029 (the “Floor Price”).